                 [Letterhead of Wachtell, Lipton, Rosen & Katz]

                               September 15, 2005

VIA EDGAR & FACSIMILE
---------------------

Owen Pinkerton, Esq.
Jennifer Gowetski, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE:  REGISTER.COM, INC.
                 PRELIMINARY SCHEDULE 14A; FILE NO. 0-29739
                 FILED AUGUST 25, 2005

Dear Mr. Pinkerton and Ms. Gowetski:

            Set forth below is the response of Register.com, Inc.
("Register.com" or the "Company") to the comment of the Staff of the Division of
Corporation Finance which was set forth in your letter dated September 6, 2005 regarding Register.com's Preliminary Proxy Statement on Schedule 14A (the "Proxy
Statement"). In connection with this letter responding to the Staff's comment, we are filing electronically Amendment No. 1 to the Proxy Statement, and we have enclosed five courtesy copies of such Amendment No. 1 marked to show changes from the Proxy Statement as filed on August 25, 2005. Register.com has authorized us to make this filing and these statements on its behalf.

WACHTELL, LIPTON, ROSEN & KATZ
Securities and Exchange Commission
September 15, 2005

            The Staff's comment, indicated in bold, is followed by a response on behalf of Register.com.

         1. WE NOTE YOUR STATEMENT IN THE LEGAL PROCEEDINGS SECTION ON PAGE 20
         THAT YOU BELIEVE THAT THE FIDUCIARY CLAIMS ASSERTED ARE WITHOUT MERIT
         AND THAT THE REQUESTED RELIEF IS INAPPROPRIATE. THIS STATEMENT IS A
         LEGAL CONCLUSION THAT THE COMPANY IS UNQUALIFIED TO MAKE. PLEASE REVISE
         YOUR DISCLOSURE TO OMIT THIS STATEMENT.

         Response
         --------

         We have deleted this sentence in response to the Comment. Please see page 22 of Amendment No. 1 to the Proxy Statement.

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. The Company further acknowledges that Staff comments or changes made by the Company to the Proxy
Statement's disclosure in response to the Staff's comments do not foreclose the
Commission from taking any action with respect to the Proxy Statement. In addition, the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person against the
Company under the federal securities laws of the United States.

            Please note that, in addition to responding to the Staff's comments and as reflected in the enclosed marked copies of Amendment No. 1 to the Proxy
Statement, the disclosure has been updated to reflect subsequent events.
Pursuant to Note 1 to Rule 14a-6(a) of the Exchange Act of 1934, the Company
does not believe that revised disclosure constitutes a material revision. As such, the Company is prepared to print and mail definitive copies of the Proxy
Statement, as amended, upon receiving clearance from the Staff. The undersigned will be in contact with you shortly to determine the Staff's expected timing for clearance.

                                      * * *

            Please do not hesitate to contact the undersigned at (212) 403-1313 or Trevor S. Norwitz at (212) 403-1323 with any questions regarding the foregoing.

                                                     Very truly yours,

                                                     /s/ Roy J. Katzovicz

                                                     Roy J. Katzovicz

cc:   Roni Jacobson, Esq.
      Scott L. Kaufman, Esq.